[redacted]MENDMENT

SECURITIES A
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RECEIVED
2010 MAR 15 PM 3:56
SEC / TM

ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8-12077

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: James I. Black & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S. FLORIDA AVENUE
(No. and Street)

LAKELAND (City) FLORIDA (State) 33801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRED COTSWORTH 813-686-4163
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRIMMER, BUREK & KEELAN LLP
(Name – *if individual, state last, first, middle name*)

5601 MARINER STREET, SUITE 200 (Address) TAMPA (City) FLORIDA (State) 33609 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MM

OATH OR AFFIRMATION

I, GERALD L BLACK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JAMES I. BLACK & COMPANY, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHARON R. H. EADY
MY COMMISSION # DD777005
EXPIRES: April 08, 2012
1-800-3-NOTARY Fl. Notary Discount Assoc. Co.

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

☐ (a) Facing Page.
☐ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RECEIVED
2010 MAR 15 PM 3:56
SEC / TM

SEC
Mail Processing
Section
MAR 05 2010
Washington, DC
105

REPORT ON COMPLIANCE WITH SCHEDULE OF ASSESSMENT AND PAYMENTS TO SECURITIES INVESTOR PROTECTION CORPORATION

JAMES I. BLACK & COMPANY

FOR THE PERIOD ENDED DECEMBER 31, 2009

BBK

Brimmer, Burek & Keelan LLP

Certified Public Accountants
5601 Mariner Street, Suite 200 • Tampa, Florida 33609
(813) 282-3400 • Fax (813) 287-8369

Terry R. Brimmer, CPA
Brian B. Burek, CPA
John F. Keelan, CPA
Walter C. Copeland, CPA
Donald T. Keyes, CPA

■

A Firm Registered with PCAOB

Members of:
Center for Public Company Audit Firms

American Institute of Certified Public Accountants

Florida Institute of Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
James I. Black & Company

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by James I. Black & Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating James I. Black & Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). James I. Black & Company's management is responsible for the James I. Black & Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we preformed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.

2. Compared The Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenue reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the Schedule of Assessment and Payments to Securities Investor Protection Corporation. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brimmer, Burek & Keelan LLP

Brimmer, Burek & Keelan LLP

Tampa, FL
March 3, 2010

RECEIVED
2010 MAR 15 PM 3:56
SEC / TM

REPORT ON COMPLIANCE WITH ANTI-MONEY LAUNDERING POLICIES AND PROCEDURES
JAMES I. BLACK & COMPANY
FOR THE PERIOD ENDED DECEMBER 31, 2009

Brimmer, Burek & Keelan LLP

Certified Public Accountants

Tampa, Florida

REPORT ON COMPLIANCE WITH ANTI-MONEY LAUNDERING POLICIES AND PROCEDURES

JAMES I. BLACK & COMPANY

FOR THE PERIOD ENDED DECEMBER 31, 2009

BBK

Brimmer, Burek & Keelan LLP

Certified Public Accountants
5601 Mariner Street, Suite 200 • Tampa, Florida 33609
(813) 282-3400 • Fax (813) 287-8369

Terry R. Brimmer, CPA
Brian B. Burek, CPA
John F. Keelan, CPA
Walter C. Copeland, CPA
Donald T. Keyes, CPA
Kara K. Keyes, CPA
Gemma Thomas
(License in Colorado)

■

A Firm Registered
with PCAOB

Members of:
Center for
Public Company
Audit Firms

American Institute of
Certified Public Accountants

Florida Institute of Certified
Public Accountants

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
James I. Black & Company

We have performed the procedures enumerated below, which were agreed to by the Board of Directors of James I. Black & Company (the Company) and Management, solely to assist you in evaluating the accompanying Anti-Money Laundering (AML) Policies and Procedures for the year ended December 31, 2009. Management is responsible for the Company's compliance with Anti-Money Laundering requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report was requested or for any other purpose.

The following inquiries and procedures were performed:

<u>General Inquiries</u>

What is the firm's policy statement regarding money laundering and terrorist financing?
Pursuant to the Bank Secrecy Act (BSA), the Company has established and maintained an AML Compliance Program designed to ensure that the firm and its employees and services are not used to facilitate money laundering terrorist financing or other criminal activities.

What are the consequences if an employee does not follow the firm's anti-money laundering (AML) policy?

As a part of the firm's policy, the Company and its employees will strictly comply with their AML Compliance Program. Employees who violate the requirements of the AML Compliance Program will be subject to disciplinary action. Such action may include issuance of a warning or admonishment but may include a reassignment, suspension or termination of employment in more egregious cases.

Who in senior management is responsible for giving written approval of the firm's AML program?
Gerald L. Black – President of James I. Black & Company

Who has the firm designated to be responsible for overseeing the day-to-day operations of the firm's AML compliance program?
Fred Cotsworth, AML Compliance officer, – James I. Black & Company

Does the AML Compliance officer/department report to senior management?
Yes

If so, to whom?
Gerald L. Black - President on a quarterly basis and annually to the Company's Board of Directors.

What are the AML Compliance Officer's duties and responsibilities?
The duties of the AML Compliance Officer shall have the overall responsibility for instituting and maintaining the Company's AML Compliance Program which will include monitoring the firm's compliance with AML obligations, overseeing communication, and training for employees. The AML Compliance Officer will also ensure that proper AML records are kept. When warranted, the AML Compliance Officer, in consultation with Gerald Black will ensure Suspicious Activity Reports (SAR-SFs) are filed.

The firm will provide FINRA with contact information for the AML Compliance Officer, including name, title, mailing address, e-mail address, telephone number, and facsimile number. The firm will promptly notify FINRA of any change to this information.

Customer Identification Program (CIP) Inquiries

What identifying information (e.g., name, address, date of birth, tax identification number) does the firm obtain from its new customers?
Does the firm rely on documentary methods to verify identity? If so, what documents does the firm accept to verify the identity of new customers who are individuals?
What documents does the firm accept to verify the identity of new customers that are not individuals (e.g., corporations, partnerships, trusts)?
Prior to opening an account, the firm will collect the following information for all accounts, if applicable, for any person, entity or organization who is opening a new account and whose name is on the account: the name; date of birth (for an individual); an

address, which will be a residential or business street address (for an individual), an Army Post Office ("APO") or Fleet Post Office ("FPO") number, or residential or business street address of next of kin or another contact individual (for an individual who does not have a residential or business street address), or a principal place of business, local office or other physical location (for a person other than an individual); an identification number, which will be a taxpayer identification number (for U.S. persons) or one or more of the following: a taxpayer identification number, passport number and country of issuance, alien identification card number or number and country of issuance of any other government-issued document evidencing nationality or residence <u>and</u> bearing a photograph or other similar safeguard (for non-U.S. persons). In the event that a customer has applied for, but has not received, a taxpayer identification number, the firm will begin backup withholding and send a W-9 form to the customer. A telephone call will also be made to the customer to confirm that the application was filed before the customer opens the account. During the process of opening a new account, the firm will conduct an OFAC Compliance check on the new customer.

When opening an account for a foreign business or enterprise that does not have an Identification number, the firm will request alternative government-issued documentation certifying the existence of the business or enterprise.

During the period from January 1, 2009 through January 2, 2010, we reviewed approximately 38% of new accounts opened. For each new account opened we tested that Customer Account Information Form was completed, W-9 Certification was included, copy of driver's license was noted, and an OFAC compliance search report for each customer was noted with no matching records being noted. Of the accounts tested, five accounts had either an expired license or no driver's license at all. The Company immediately requested the driver's license from the customer. Three accounts failed to maintain the OFAC compliance search reports. These reports were obtained with no matching reports or issues being noted.

<u>Anti-Money Laundering Inquiries</u>

Does the firm rely on non-documentary methods to verify identity and if so, what non-documentary methods does the firm use to verify a customer's identity? Be specific.
In light of the increased instances of identity fraud, the firm will supplement the use of documentary evidence by using the non-documentary means described below whenever possible. The firm may also use such non-documentary means, after using documentary evidence, if they are still uncertain about whether the firm knows the true identity of the customer. In analyzing the verification information, the firm will consider whether there is a logical consistency among the identifying information provided, such as the customer's name, street address, zip code, telephone number (if provided), date of birth, and social security number.

Under what circumstances will the firm verify identity? Specifically, does the firm require non-documentary methods in the following situations:

- The customer is unable to present a current government ID with a photograph or similar safeguard (e.g., a thumbprint)?
- The firm is not familiar with the documents the customer provides?
- The firm opens an account without obtaining documents from the customer?
- A customer opens an account without appearing in person?
- Other circumstances that increase the risk that the firm will be unable to verify the identity of the customer through documents?
- Using documentary methods alone?
  - *For an individual, an unexpired government-issued identification evidencing nationality, residence, and bearing a photograph or similar safeguard, such as a driver's license (noted driver's license in our sample process as noted above) or passport; and*
  - *For a person other than an individual, documents showing the existence of the entity, such as certified articles of incorporation including a corporate resolution, a government-issued business license, a partnership agreement, or a trust instrument. We noted such a trust agreement as well as articles of incorporation in our sample process as noted above.*
- Using non-documentary methods alone?
  - *Contacting a customer;*
  - *Independently verifying the customer's identity through the comparison of information provided by the customer with information obtained from a consumer reporting agency, public database, or other source;*
  - *Checking references with other financial institutions; or*
  - *Obtaining a financial statement.*

The firm will use non-documentary methods of verification in the following situations:

1) *when the customer is unable to present an unexpired government-issued identification document with a photograph or other similar safeguard;*
2) *when the firm is unfamiliar with the documents the customer presents for identification verification;*
3) *when the customer and firm do not have face-to-face contact; and (4) when there are other circumstances that increase the risk that the firm will be unable to verify the true identity of the customer through documentary means.*

- Using a combination of both methods?
  The firm recognizes that the risk that they may not know the customer's true identity may be heightened for certain types of accounts, such as an account opened in the name of a corporation, partnership or trust that is created or conducts substantial business in a jurisdiction that has been designated by the U.S. as a primary money laundering concern or has been designated as non-cooperative by an international body. The firm will identify customers that pose a heightened risk of not being properly identified. Therefore, they will take additional measures to obtain information about the identity of the individuals

associated with the customer when standard documentary methods prove to be insufficient.

What is the firm's deadline for completing the verification process? How does the firm ensure that the customer's identity is verified within a reasonable time before or after the account is opened?
The firm will verify the information within a reasonable time before or after the account is opened. Depending on the nature of the account and requested transactions, the firm may refuse to complete a transaction before the firm has verified the information, or in some instances when more time is needed, the firm may, pending verification, restrict the types of transactions or dollar amount of transactions. If the firm finds suspicious information that indicates possible money laundering or terrorist financing activity, the firm will not open the account and, after internal consultation with the firm's AML compliance officer, a determination will be made whether it is appropriate to file a Suspicious Activity Report with FinCEN.

Does the firm accept accounts from people who are applying for taxpayer identification numbers? If so, how does the firm confirm that an application for taxpayer identification number has been filed?
No.

How does the firm ensure that it obtains the taxpayer identification number within a reasonable period of time?
The firm is of the understanding that the tax ID numbers are issued quickly and that a delay of more than two weeks will cause the firm to cease any further activity in the account until the signed W-9 is received or the account is closed.

Under what circumstances will the firm require customers that are not individuals (e.g., corporations, partnerships, trusts) to provide information about their designated responsible party in order to verify the customer's identity?
To add to the answer provided above, a corporate resolution will be required authorizing employees or officers to act on behalf of the firm.

How does the firm handle an account if the firm does not have a reasonable belief that it knows the customer's identity?
When the firm cannot form a reasonable belief that they know the true identity of a customer, the firm will do the following: (A) not open an account; or (B) impose terms under which a customer may conduct transactions while the firm attempts to verify the customer's identity; or (C) close an account after attempts to verify customer's identity fail; and/or (D) file a SAR-SF in accordance with applicable law and regulation.

Does the firm rely on other financial institutions to carry out its CIP requirements? If so, answer the following questions for each financial institution the firm intends to rely upon:

The firm's current position is that they do not rely upon another financial institution for their customer identification.

The firm may, under the following circumstances, rely on the performance by another financial institution (including an affiliate) of some or all of the elements of their customer identification program with respect to any customer that is opening an account or has established an account or similar business relationship with the other financial institution to provide or engage in services, dealings, or other financial transactions:

- *When such reliance is reasonable under the circumstances;*
- *When the other financial institution is subject to a rule implementing the anti-money laundering compliance program requirements of the BSA, and is regulated by a Federal functional regulator; and*
- *When the other financial institution has entered into a contract with their firm requiring it to certify annually to us that it has implemented its anti-money laundering program, and that it will perform (or its agent will perform) specified requirements of the customer identification program.*
- *Currently, the firm does not rely on any other financial institution to perform this service.*

The firm did not use another financial institution to carry out CIP requirements in 2009.

Does the firm contractually delegate its CIP functions to other entities?
No.

How does your firm notify customers about why the firm requests information to verify identity before opening an account? What does the notice say?
The firm will provide a notice to customers that the firm is requesting information from them to verify their identities, as required by Federal law. The firm will use the following statement method to provide notice to customers (telephone, online, walk-in, etc.)

Important Information about Procedures for Opening a New Account
To help our government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who appears on an account. This statement is on the firm's cover page for a new customer account packet.

What this means for you: When you open account, the firm will ask for your name, address, date of birth and other information that will allow us to identify you. The firm may also ask to see your driver's license or other identifying documents.

Where, in what form, and for what time period does the firm keep the following information:

- Identifying information collected from customers (e.g., name, address, date of birth, tax identification number)?
  Recorded on the firm's "New account agreement" - kept 3 years beyond the closing of the account in their customer documents folders.

- Documents used to verify identity? Does the firm keep a copy of the documents or does it record the necessary information (e.g., identification number, place issued, date issued, and expiration date)?
  A copy of the customer's driver's license is made and kept with the other customer documents in their folder by the firm.

Identifying High-Risk Account Inquiries

How does the firm identify potentially high-risk accounts?
The firm reviews all trades at the end of every day. At least one manager (currently, Fred Cotsworth) looks for frequent traders or trading in low price securities. The firm has the capability to review past trading in each account or security and will make a decision about suspicious customers when curiosity may arise.

What types of accounts does the firm characterize as high risk?
Out of town customers, sellers of low price securities, sellers of securities that the firm does not have in their possession, buyers that have not yet paid for an order that the firm has been asked to execute.

How does the firm determine whether a customer/prospective customer appear on OFAC's list of Specially Designated Nationals and Blocked Persons (SDN Report) identifying known or suspected terrorists and terrorist organizations?
Before opening an account, and on an ongoing basis, the firm will check to ensure that a customer does not appear on Treasury's OFAC "Specifically Designated Nationals and Blocked Persons" List (SDN List) (See the OFAC Web Site at www.treas.gov/ofac, which is also available through an automated search tool on www.nasdr.com/money.asp), and is not from, or engaging in transactions with people or entities from, embargoed countries and regions listed on the OFAC Web Site. We noted this process being performed in our sample process, as noted above. Because the OFAC Web Site is updated frequently, the firm will consult the list on a regular basis and subscribe to receive updates when they occur. The firm may access these lists through various software programs to ensure speed and accuracy. The firm will also review existing accounts against these lists when they are updated and the firm will document their review. During our review of procedures performed, we noted compliance logs maintained for the firm's review of the bi-weekly Financial Crimes Enforcement Network Reports for 2009. No Firm customers were identified on these FinCEN Reports.

In the event that the firm determines a customer, or someone with or for whom the customer is transacting, is on the SDN List or is from or engaging in transactions with a

person or entity located in an embargoed country or region, the firm will reject the transaction and/or block the customer's assets and file a blocked assets and/or rejected transaction form with OFAC. The firm will also call the OFAC Hotline at 1-800-540-6322.

How does the firm determine whether a customer is located in a country on OFAC's list of sanctioned countries?
The firm no longer opens accounts with a foreign address.

How does the firm determine whether a customer appears on any list of known or suspected terrorists or terrorist organizations that is issued by the Federal Government and designated by the Treasury Department? How does the firm ensure that it follows all Federal directives issued in connection with the list? (Note: No other lists or federal directives have yet been issued).
Under Treasury's final regulations (published in the Federal Register on September 26, 2002), the firm will respond to a Financial Crimes Enforcement Network (FinCEN) request about accounts or transactions by immediately searching the firm's records to determine whether the firm maintains or has maintained any account for, or has engaged in any transaction with, each individual, entity, or organization named in FinCEN's request. Upon receiving an information request, the firm will designate one person to be the point of contact regarding the request and to receive similar requests in the future. Unless otherwise stated in FinCEN's request, the firm is required to search current accounts, accounts maintained by a named suspect during the preceding 12 months, and transactions conducted by, on behalf of, or with a named subject during the preceding six months. If the firm finds a match, the firm will report it to FinCEN by completing FinCEN's subject information form. This form can be sent to FinCEN by electronic mail at sys314a@fincen.treas.gov, or by facsimile transmission to 703-905-3660. If the search parameters differ from those mentioned above (for example, if FinCEN requests longer periods of time or limits the search to a geographic location), the firm will limit their search accordingly.

The firm will not disclose the fact that FinCEN has requested or obtained information from us, except to the extent necessary to comply with the information request. The firm will maintain procedures to protect the security and confidentiality of requests from FinCEN, such as those established to satisfy the requirements of Section 501 of the Gramm-Leach-Bliley Act.

The firm will direct any questions they have about the request to the requesting Federal law enforcement agency as designated in the 314(a) request.

Unless otherwise stated in the information request, the firm will not be required to treat the information request as continuing in nature, and the firm will not be required to treat the request as a list for purposes of the customer identification and verification requirements. The firm will not use information provided to FinCEN for any purpose

other than (1) to report to FinCEN as required under Section 314 of the PATRIOT Act; (2) to determine whether to establish or maintain an account, or to engage in a transaction; or (3) to assist the firm in complying with any requirement of Section 314 of the PATRIOT Act.

How does the firm determine whether a customer is from a country that appears on FATF's list of uncooperative countries (NCCT list)?
The firm does not open accounts with a foreign address.

What kind of due diligence does the firm perform to determine whether to accept a high-risk account?
The firm is very unlikely to accept an account that has given us information about their trading or investment needs and has been categorized by us as high risk unless the prospective account has been referred to the firm by an existing customer with a very high recommendation as to their honesty, reliability, and ability to complete their transactions.

How does the firm determine whether additional monitoring of account activity is necessary for a high-risk account?
The firm will code the account which will produce a duplicate confirmation and statement for the Company's compliance officer so that the firm is regularly reminded of the customers trading activity.

What additional monitoring does the firm perform for account activity in high risk accounts?
Management reviews daily all customer debit balances and outstanding margin calls. The firm's securities cashier has been told to notify management of any security fails on a daily basis.

What special steps will the firm take if the customer/prospective customer or its country appears on the following lists:

- OFAC's SDN Report?
- OFAC's list of sanctioned countries?
- A list of known or suspected terrorists or terrorist organizations issued by the Federal Government?
- FATF's NCCT list?

If the firm finds a match, the firm will report it to FinCEN by completing FinCEN's subject information form. This form can be sent to FinCEN by electronic mail at sys314a@fincen.treas.gov, or by facsimile transmission to 703-905-3660.

Suspicious Activity Inquiries

What systems and procedures does the firm use to detect and report suspicious activity?

The firm will manually monitor a sufficient amount of account activity to permit identification of patterns of unusual size, volume, pattern, or type of transactions, geographic factors such as whether jurisdictions designated as "non-cooperative" are involved, or any of the "red flags" identified, which are enumerated at the end of this report. The firm will look at transactions, including trading and wire transfers, in the context of other account activity to determine if a transaction lacks financial sense or is suspicious because it is an unusual transaction or trading strategy for that customer. The AML Compliance Officer or his designee will be responsible for this monitoring, will document when and how it is carried out, and will report suspicious activities to the appropriate authorities. Among the information the firm will use to determine whether to file a Form SAR-SF are exception reports that include transaction size, location, type, number, and nature of the activity. The firm will create employee guidelines with examples of suspicious money laundering activity and lists of high-risk clients whose accounts may warrant further scrutiny. The AML Compliance Officer will conduct an appropriate investigation before a SAR is filed.

- During the account opening process?
  Management reviews all new account documents and determines, to the best of their ability, if the account has any of the "red flags" that might indicate a suspicious account. The account will be refused unless the concerns can be eliminated through additional information.

- While an account is open?
  Daily trading is reviewed by management. Staff are also trained to be aware of unusual account activity as described by the list of "red flags"(see the end of this report for all red flags) and to report the findings to the AML compliance officer or to other available members of management.

- When an account closes?
  If suspicious activity exists and a determination is made that the account should be closed, a copy of their letter to the customer announcing the closing will be placed in the customer's document file in addition to the annual correspondence file. A note will also be placed in the computer account record that the account was closed by the AML officer.

What type of transactions will require the firm to file a form SAR-SF?
The firm will file Form SAR-SFs for any account activity (including deposits and transfers) conducted or attempted through their firm involving (or in the aggregate) $3,500 or more of funds or assets where the firm knows, suspects, or has reason to suspect: 1) the transaction involves funds derived from illegal activity or is intended or conducted in order to hide or disguise funds or assets derived from illegal activity as part of a plan to violate or evade federal law or regulation or to avoid any transaction reporting requirement under federal law or regulation, 2) the transaction is designed, whether through structuring or otherwise, to evade any requirements of the Bank Secrecy

Act (BSA) regulations, 3) the transaction has no business or apparent lawful purpose or is not the sort in which the customer would normally be expected to engage, and the firm knows, after examining the customers background, possible purpose of the transaction and other facts, of no reasonable explanation for the transaction, or 4) the transaction involves the use of the firm to facilitate criminal activity.

The firm will not base their decision on whether to file a SAR-SF solely on whether the transaction falls above the $3,500 threshold. Instead, the firm will file a SAR-SF and notify law enforcement of all transactions that raise an identifiable suspicion of criminal, terrorist, or corrupt activities. In high-risk situations, the firm will notify the government immediately) and will file a SAR-SF with FinCEN.

All SAR-SFs will be periodically reported to the Board of Directors and senior management, with a clear reminder of the need to maintain the confidentiality of the SAR-SF.

The firm will retain copies of any SAR-SF filed and the original or business record equivalent of any supporting documentation for five years from the date of filing the SAR-SF. The firm will identify and maintain supporting documentation and make such information available to FinCEN, any other appropriate law enforcement agencies, or federal or state securities regulators, upon request.

The firm will not notify any person involved in the transaction that the transaction has been reported, except as permitted by the BSA regulations. The firm understands that anyone who is subpoenaed or required to disclose a SAR-SF or the information contained in the SAR-SF, except where disclosure is requested by FinCEN, the SEC, or another appropriate law enforcement or regulatory agency or an SRO registered with the SEC, will decline to produce to the SAR-SF or to provide any information that would disclose that a SAR-SF was prepared or filed. The firm will notify FinCEN of any such request and their response.

How does the firm monitor wire transfer activity for unusual transfers (e.g., unexpected or unusually frequent or large transfers by a particular account during a particular period, transfers involving certain countries identified as high risk or uncooperative)?
The firm trains their money cashier and other backup personnel to be aware of unusual wire transfers and to notify management in all instances. Wires to a third party must be approved by a manager. Management will also review monthly statements on a random basis to detect unusual activity.

What examples of "red flags" does the firm provide its employees to alert them to suspicious activity?

- *The customer exhibits unusual concern about the firm's compliance with government reporting requirements and the firm's AML policies (particularly*

concerning his or her identity, type of business and assets), or is reluctant or refuses to reveal any information concerning business activities, or furnishes unusual or suspicious identification or business documents.

- *The customer wishes to engage in transactions that lack business sense or apparent investment strategy, or are inconsistent with the customer's stated business or investment strategy.*

- *The information provided by the customer that identifies a legitimate source for funds is false, misleading, or substantially incorrect.*

- *Upon request, the customer refuses to identify or fails to indicate any legitimate source for his or her funds and other assets.*

- *The customer (or a person publicly associated with the customer) has a questionable background or is the subject of news reports indicating possible criminal, civil, or regulatory violations.*

- *The customer exhibits a lack of concern regarding risks, commissions, or other transaction costs.*

- *The customer appears to be acting as an agent for an undisclosed principal, but declines or is reluctant, without legitimate commercial reasons, to provide information or is otherwise evasive regarding that person or entity.*

- *The customer has difficulty describing the nature of his or her business or lacks general knowledge of his or her industry.*

- *The customer attempts to make frequent or large deposits of currency, insists on dealing only in cash, or asks for exemptions from the firm's policies relating to the deposit of cash.*

- *The customer engages in transactions involving cash or cash equivalents or other monetary instruments that appear to be structured to avoid the $10,000 government reporting requirements, especially if the cash or monetary instruments are in an amount just below reporting or recording thresholds.*

- *For no apparent reason, the customer has multiple accounts under a single name or multiple names, with a large number of inter-account or third-party transfers.*

- *The customer is from, or has accounts in, a country identified as a non-cooperative country or territory by the FATF.*

- *The customer's account has unexplained or sudden extensive wire activity, especially in accounts that had little or no previous activity.*

- *The customer's account shows numerous currency or cashiers check transactions aggregating to significant sums.*

- *The customer's account has a large number of wire transfers to unrelated third parties inconsistent with the customer's legitimate business purpose.*

- *The customer's account has wire transfers that have no apparent business purpose to or from a country identified as a money laundering risk or a bank secrecy haven.*

- *The customer's account indicates large or frequent wire transfers, immediately withdrawn by check or debit card without any apparent business purpose.*

- *The customer makes a funds deposit followed by an immediate request that the money be wired out or transferred to a third party, or to another firm, without any apparent business purpose.*

- *The customer makes a funds deposit for the purpose of purchasing a long-term investment followed shortly thereafter by a request to liquidate the position and transfer of the proceeds out of the account.*

- *The customer engages in excessive journal entries between unrelated accounts without any apparent business purpose.*

- *The customer requests that a transaction be processed to avoid the firm's normal documentation requirements.*

- *The customer, for no apparent reason or in conjunction with other red flags, engages in transactions involving certain types of securities, such as penny stocks, Regulation S stocks, and bearer bonds, which although legitimate, have been used in connection with fraudulent schemes and money laundering activity. (Such transactions may warrant further due diligence to ensure the legitimacy of the customer's activity.)*

- *The customer's account shows an unexplained high level of account activity with very low levels of securities transactions.*

- *The customer maintains multiple accounts, or maintains accounts in the names of family members or corporate entities, for no apparent purpose.*

- *The customer's account has inflows of funds or other assets well beyond the known income or resources of the customer.*

What kind of investigation does the firm do when a red flag occurs? Who does it?
When a member of the firm detects any red flag, he or she will investigate further under the direction of the AML Compliance Officer. This may include gathering additional information internally or from third-party sources, contacting the government, freezing the account, or filing a Form SAR-SF.

How promptly must employees report potential suspicious activity and who do they report it to?
Immediately reported to the AML compliance officer or Gerald Black.

Which supervisory personnel evaluate the activity and determine whether the firm is required to file a Suspicious Activity Report (i.e., SAR-SF) with FinCEN?
Gerald Black, the firm's President or Fred Cotsworth, the firm's AML compliance officer.

Other Inquiries

If your firm is a Futures Commodity Merchant (FCM), how does your firm comply with the currency transaction reporting and funds transfer recordkeeping requirements set forth in the Bank Secrecy Act?
The Company is not an FCM.

Does your firm accept private banking accounts maintained for non-U.S. persons? If so, what kind of special due diligence does the firm perform for those accounts? If not, how does the firm screen new accounts to ensure that it does not accept this type of account?
The firm does not accept private banking accounts.

Which individuals or departments are trained, at least annually, on the firm's overall AML program?
All employees are trained annually on their AML program. Such documented training was noted by us during the conduct of our procedures.

Which individuals or departments are trained to monitor unusual trading activity to detect suspicious activity? How often do these employees take the training?
All employees are trained to detect suspicious activity. This is a small firm and each employee has a variety of regular and backup duties. Such documented training was noted by us during the conduct of our procedures.

Who conducts the training and what areas does it cover?
The firm's compliance officer conducts all AML training unless the firm contracts with outside training services. The latest compliance meeting was held on August 20, 2009.

All Company's employees must complete sixteen hours of training concerning Anti-Money Laundering, in a program acceptable to FINRA. This training must be completed within six months of the issuance of the AWC. Reviewed training files for all such personnel and noted completion of required training. Additionally, noted the existence of training and education logs as maintained by the AML Compliance Officer.

The above was determined through inquiries made, procedures performed and results obtained by us. We have appropriately:

- *Reviewed Company's Anti-Money Laundering Compliance Program Manual*
- *Review Company's Compliance Manual*
- *Reviewed training materials for completeness and accuracy*
- *Verified training logs*
- *Determined that there had been no filings of Currency Transaction Reports - reports prepared but no filings required as under dollar thresholds*
- *Verified by sampling the customer identification program by review of customer files and data maintained and noted inquiries into the FinCen system and the OFAC system for possible James I. Black customer identification*
- *Determined that the firm's procedures are in compliance with their Anti-Money Laundering Compliance Program and Policies*

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the accompanying Anti-Money Laundering Policies and Procedures of James I. Black & Company. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Board of Directors of James I. Black & Company and management and is not intended to be used by any other party.

Brimmer, Burek + Keelan LLP

BRIMMER, BUREK & KEELAN LLP

Tampa, FL
March 3, 2010